EXHIBIT 10.9

McKENZIE BAY RESOURCES LTD
3362 Moraine Drive
Brighton, Michigan 48116 USA

Tel: 810-220-5948
Fax: 810-220-4823

OPTION AND JOINT VENTURE AGREEMENT
DATED AUGUST 31, 1998, BETWEEN
McKENZIE BAY RESOURCES LTD AND SOQUEM INC.

This is an agreement between McKenzie Bay Resources Ltd. ("McKenzie") and SOQUEM INC. ("SOQUEM") concerning the Lac Dore' Vanadium Project to supersede the January 17, 1997 agreement as amended by letter of amendment dated August 28, 1997 to include the following:

1.

SOQUEM represents and warrants to McKenzie that SOQUEM is the beneficial and registered owner of a 100.0% interest in twenty one (21) mining claims located in Rinfret and Lemoine Townships, Province of Quebec, listed on Schedule 1 hereto (the "SOQUEM claims"). SOQUEM has good and marketable title to the SOQUEM claims and the SOQUEM claims are free and clear of all priorities, hypothecs, royalties, or any other encumbrances of third parties.

2.

McKenzie represents and warrants to SOQUEM that the McKenzie Claims consist of those claims listed in Appendix 1 on page 37 of the Qualification Report dated May 11, 1998, issued by IOS Geoscientifiques Services Inc. prepared by Rejean Girard for McKenzie Bay. The McKenzie Claims are 100.0% legally and beneficially held by McKenzie Bay with good and marketable title thereto, free and clear of all priorities, hypothecs, royalties, or any other encumbrances of third parties. Rinfret and Lemoine Townships, Province of Quebec, listed on Schedule 2 attached hereto.

3.	Unless otherwise indicated, the SOQUEM Claims and the McKenzie Claims are hereinafter collectively referred to as the Property.

4.

SOQUEM hereby sells and transfers a 100 % undivided interest in the SOQUEM Claims to McKenzie and McKenzie hereby acquires the same free and clear of all priorities, hypothecs, royalties or any other encumbrances of third parties, in consideration of the following conditions:

a.

McKenzie shall issue and deliver to SOQUEM, within ninety (90) days from the date hereof, 1,000,000 Common Shares ("the Common Shares") of McKenzie and 1,000,000 Common Share Warrants ("the Warrants"). Each Warrant entitles SOQUEM the right to purchase one Common Share of McKenzie at C$2.00 per share for a period of twenty four (24) months from the date of issuance of the 1,000,000 fully paid Common Shares described herein. However, these warrants are callable at C$2.00 per share within one hundred twenty (120) days of acceptance by SOQUEM of a Bankable Feasibility Study prepared by a reputable third party. McKenzie's Common Shares shall be freely tradable within a period of thirty-six (36) months from the date hereof, subject to applicable restrictions imposed by applicable laws or requirements of any stock exchange on which McKenzie's Common Shares will be listed.

b.

McKenzie hereby grants to SOQUEM the irrevocable option to acquire a 20.0% undivided interest in the Property (including all of the Joint Venture Assets existing on the Property on the date of signature of the Option and Joint Venture Agreement contemplated below and/or acquired thereafter pursuant to said agreement) from McKenzie including successors and assigns on the pro-rata basis of their interest at the time of acquisition, for a period of sixty (60) days starting from the date of delivery to SOQUEM of an independent Bankable Feasibility Study. Should SOQUEM fail to notify McKenzie within the aforementioned period that it elects to acquire such 20.0% interest, this agreement shall be automatically null and void and SOQUEM shall have no interest whatsoever in the Property. To acquire such 20.0% interest, SOQUEM shall pay 20.0% of the Capital Expenditures (CAPEX) as defined in the Bankable Feasibility Study, required to build the Mine and Refinery. SOQUEM shall be entitled to take in kind its pro-rata share of all minerals, metals and concentrates produced from the Property. Final terms and conditions of the Option and Joint Venture Agreement are to be negotiated between SOQUEM, McKenzie and successors or assigns in good faith within sixty (60) days of SOQUEM's decision to acquire such 20.0% interest.

c.

McKenzie shall deliver to SOQUEM a copy of an independent Bankable Feasibility Study within a period of thirty-six (36) months from the date hereof. For more certainty, McKenzie or any successors shall finance all further expenses on the Property from the date hereof up to the exercise of the Option granted to SOQUEM pursuant to Section 4b above. During this agreement, McKenzie or the Operator will provide SOQUEM with quarterly progress reports and yearly annual reports of all prospecting, exploration and development work on the Property.

d.

McKenzie shall be entitled to sell and transfer an undivided interest in the Property from its remaining 80 % undivided interest, subject to the terms and conditions of this agreement to successors without SOQUEM's prior consent. However, the transferee shall agree to be bound by the terms and conditions of the Option and Joint Venture Agreement mentioned in Section 4b above.

e.	Upon SOQUEM's becoming a shareholder in McKenzie, SOQUEM shall be entitled to elect one member to McKenzie's Board of Directors.

f.

Upon receipt of duly executed McKenzie Common Share Certificates and Warrants as provided for in paragraph 2 (a) above, SOQUEM shall deliver or cause to be delivered to McKenzie, duly executed conveyances for a 100 % undivided interest in the SOQUEM Claims.

5.

The content of this agreement shall remain confidential. Neither party shall make disclosures of this agreement without the prior written agreement of the other party, such consent not to be unreasonably withheld. Notwithstanding the foregoing, any party can make such release if required by a public regulatory body having jurisdiction on the matter (including any Stock Exchange on which a party is listed) or otherwise by applicable law of legal process.

6.	This agreement shall be governed by and construed in accordance with the laws of the Province of Quebec.

7.	All sums expressed in dollars shall be determined and payable in Canadian currency.

8.

This agreement shall supercede the agreement dated January 17, 1997, between McKenzie Bay Resources, Ltd. And SOQUEM, as amended by letter of amendment dated August 28, 1997. Should McKenzie be unable to fulfill all of the conditions set forth in this agreement, then upon the expiry of a period of thirty (30) days from the date of a written notice from SOQUEM to McKenzie, this agreement shall become automatically null and void and the terms and conditions of the January 17, 1997 Agreement as amended shall be revived and govern the relationship between McKenzie and SOQUEM. In such event, McKenzie shall reconvey a 50.0% undivided interest in the SOQUEM's Claims to SOQUEM. However, SOQUEM shall keep the Common Shares and Common

Share Warrants issued to SOQUEM pursuant to this agreement as damages liquidated in advance.

9.	This agreement is subject to the approval of all regulatory authorities.

10.

This agreement is subject to the approval of the Board of Directors of SOQUEM and McKenzie. Written notice of Board of Director acceptance along with Schedules 1 & 2 must be forwarded to the other party not later than 5:00 p.m. EST on November 1, 1998. If not accepted by the Board of Directors of SOQUEM and McKenzie this offer will become null and void.

11.

If you agree with the terms and conditions of this agreement, please sign in the appropriate place below and return one copy to us, whereupon this shall, subject to paragraph 10 above, constitute a binding agreement between SOQUEM and McKenzie.

ACKNOWLEDGED AND AGREED THIS 31ST DAY OF August, 1998.

McKenzie Bay Resources Ltd /s/ Gary Westerholm Gary Westerholm Chairman and President	SOQUEM INC. /s/ Michel Bouchard Michel Bouchard Vice-President Exploration and Development

Schedule D Joint Venture Agreement between Cambior and McKenzie	Page i

SCHEDULE "C"

DEFINITIONS

"Bankable Feasibility Study" means a detailed report containing a description and analysis of the method and costs and all other relevant aspects of bringing a mine into Commercial Production on any portion of the Property and acquiring or constructing facilities relating thereto; such report would be made in accordance with sound mining and other applicable industry standards and practices, and would be of a standard acceptable to a financial institution for the purposes of financing the bringing into Commercial Production of a mine on any portion of the Property and the acquiring or constructing of facilities relating thereto and, without limiting the generality of the foregoing, shall include:

(a)	a description of that portion of the Property to be covered by the proposed mine;

(b)

an estimate of the mineable and recoverable reserves of minerals, the estimated average composition and content thereof which may be produced from the proposed mine and their amenability to metallurgical treatment; such estimate shall include geological modeling, resource modeling and reserve calculation;

(c)

the procedures, methods, equipment and facilities for bringing the proposed mine into Commercial Production and for developing, mining, producing and processing Products from the proposed mine; in this respect, the Bankable Feasibility Study shall include pit planning, operating concepts, tonnage projections, grade control and optimization, waste disposal provisions, major and auxiliary equipment selection, pumping, explosive mixing and storage, maintenance facilities and equipment, and control of grade and tonnage;

(d)

the description of the machinery, equipment and other facilities proposed to be acquired or constructed for the purposes of bringing treatment, processing facilities and the proposed mine into Commercial Production and for producing and processing Products from the proposed mine and plant; in this respect, the Bankable Feasibility Study shall include the primary and secondary crushing, handling and storage, grinding, magnetic separation, roasting, liquor evaporation, salt recovery, filtering deammodiation and fusion furnace, mineral balances, emission controls, waste material control and maintenance facilities; process flow sheets, general arrangement plans, single line electrical diagram, water balance analysis and P & ID's;

(e)

the description of the infrastructure necessary to service the production process, including site access roads, power lines, main buildings, warehousing, communication and computer services, power line sub-stations, fuel storage, reagent storage, service roads, drainage ditches, parking lots and changing facilities;

(f)

the total costs, including capital costs, operating costs and working capital investment, which the authors of the Bankable Feasibility Study reasonably estimate will be required to bring the proposed mine into Commercial Production and to purchase, construct, install, operate, maintain and replace buildings, machinery, equipment and other facilities

Schedule C Joint Venture Agreement between Cambior and McKenzie	Page ii

referred to in paragraph (d) and to conduct operations as contemplated in the Bankable Feasibility Study; the capital cost estimate will include sections on civil excavation and foundations, buildings and building infrastructure, equipment installation, instrumentation, piping and electricity; quotes shall be obtained on the capital cost of major equipment purchases;

(g)	the appropriate environmental impact studies and costs and a description of the permits which must be obtained in connection with bringing the proposed mine into Commercial Production;

(h)

a projected financial analysis featuring capital investment, production revenues and operating costs, optimal debt/equity ratios, marketing analysis, break-even analysis, recommended Products to be produced (Vanadium Pentoxide, Ferro-Vanadium or a combination of both) and taxes; and

(i)

such other data and information as are reasonably necessary to substantiate the existence of an ore deposit of sufficient size and grade to justify development of a mine, taking into account all relevant business, tax and other economic considerations.

"Commercial Production" means the period commencing the first day of the period of 30 consecutive days (excluding days, if any, where Operations are legally required to be suspended) during which Operations have been conducted on the Property for the purpose of earning revenue, on a reasonably regular basis and whereby Products are being produced at a rate of 60% or more of the production rate specified in the Bankable Feasibility Study by the processing facilities constructed on or used for the benefit of the Property, provided that any period of time during which Products are processed for bulk sampling or other testing purposes, shall not be taken into account to determine the date of commencement of Commercial Production.

"Products" means all ores, minerals and mineral resources produced from any mine on the Property.